

Charles B. Taylor, Esq.
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive
Chicago, Illinois 60606

Re: Van Kampen Retirement Strategy Trust (the "Trust")
        File Numbers 811-22188 & 333-149499

Dear Mr. Taylor:

On March 3, 2008, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing seeks to register ten target date fund of funds ("Funds"), each of which invests in affiliated and unaffiliated investment companies and exchange traded funds. We will review the Trust's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

Our comments regarding the filing are set forth below. The prospectus comments which follow relate to the Class A and C prospectus. Changes to the Class I and R prospectus should be conformed.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- reformat the disclosures appearing in all capital letters on the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),
- delete the duplicative disclosure in the paragraph sub-captioned "Corporate Fixed Income Securities,"
- if the phrase "target maturity date" appearing under the sub-caption "Target Allocation Risk" refers to a concept other than each Funds' target retirement date, add appropriate clarifying disclosure, and
- clarify the disclosure in the eighth paragraph under the caption: "How to Buy Shares" regarding retirement accounts to refer specifically to tax code related retirement accounts, less shareholders confuse such references with regular accounts in each of the Funds.

2.   The registration statement filed on EDGAR includes series and class identifiers for only one series, Van Kampen Strategy Trust, with four classes for that series, Class A, Class C, Class I, and Class R. The filing is intended, however, to cover ten Funds, each with multiple classes. Under rule 313 of Regulation S-T, an EDGAR submission does not constitute a filing for a series or class unless it includes the appropriate series and class identifiers. Your pre-effective amendment should add the identifiers for all series and classes covered by the filing.

3.   Disclosure captioned "Alternative Investments Funds – Real Estate, REITS and Foreign Real Estate Companies" discusses investments in real estate securities. Other disclosure indicates that a Fund may invest in pools of mortgages, municipal obligations, strategic transactions and structured products. As to all such investments indicate if they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage market; and if so, add appropriate risk disclosure to each prospectus. Similarly, disclosure in Appendix A regarding the Van Kampen Core Equity Fund indicates that it will acquire common stocks and other equity securities. If the highlighted investments may include auction rate securities, add disclosure consistent with the above. Further, if other underlying funds may acquire auction rate securities, please disclose that fact and appropriate risk disclosure.

4.   We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

5.   Disclosure should be added to an appropriate section, or sections, of the prospectus, e.g., "Investor Profile" or "How to Buy Shares," regarding the appropriateness of the Funds for investors who do not plan to retire near the retirement date targeted by the Fund.

6.   Disclosure in the filing indicates that each Fund intends to distribute its net investment income and to distribute its capital gains, including capital gain dividends received from underlying funds, at least annually. Explain to the staff whether there is a risk that the Funds may at times make payments from sources other than income or capital gains that represent a return of a portion of a shareholder's investment. If appropriate, add disclosure at an appropriate location regarding the risks to Fund investors of distributions consisting of returns of capital. Disclose the type of notice to be provided to shareholders describing the character of the distributions. In addition, disclose the tax consequences of a return of capital distribution. For example, disclose how a shareholder's basis in a Fund is reduced.

7.   Add disclosure in substantially the following form: The Funds are not intended for pre-retirement wealth accumulation. They are intended to provide for distribution of assets during retirement.

Prospectus

8.   The first paragraph under the sub-caption "Principal Investment Strategies" indicates that each Fund will seek to achieve its investment objective by investing in a portfolio of underlying funds. Indicate whether the adviser will waive any of its fees in connection with a Fund's investment in an affiliated fund.

9.   If appropriate, indicate how an investor should utilize the allocation table on page 3 if they are considering retiring at a later age, e.g., age 75. Further, with respect to the table, clarify whether the table is based on a mortality assumption, such that the expected life span of a retiree will match the expected payout of the Fund, or is age 65 chosen as a typical retirement age.

10.   The substance of Appendix A should be made a part of the Item 2 discussion. The principal strategies of the underlying funds should be discussed as they relate to each Fund.

11.   Disclosure in the eleventh paragraph under the sub-caption "Principal Investment Strategies" states that: "Beginning with a Fund's target retirement date, the Fund's board of trustees may approve combining such Fund with the In Retirement Strategy Fund. The board will approve a combination with the In Retirement Strategy Fund if it determines the combination to be in the best interest of Fund shareholders." If these matters will not be put to a vote of shareholders, explain the basis for that determination. Also, explain whether shareholders in affected Funds will be notified regarding any planned combination of Funds.

12.   The sub-caption "Risk of Investing in the Retirement Strategy Funds" contains a list, and discusses the risks of, investing in the Funds. If appropriate, discuss the risk that after each Fund's target date it may experience net redemptions owing to an increased level of redemptions. Also discuss what affect this will have on operating expense ratios.

13.   This sub-caption contains discussions of the risks of investing in affiliated and unaffiliated underlying funds. Disclose whether each Fund's fundamental policies with respect to concentration, diversification and borrowing will be applied on a "look-through" basis, i.e., each Fund's policies will be measured based on the activities of the underlying fund's.

14.   Similarly, revise the discussion sub-captioned "Risks of Investing in the Underlying Funds" so as to indicate that such funds may cease operations, merge or combine with other funds or close to investors.

15.   The disclosure sub-captioned "Inflation Indexed Securities" indicates that such securities are unconventional. In this connection, explain briefly the manner in which the principal is subject to adjustment and whether the adjustments of principal or interest are conventional in nature or adjust in a multiple or a magnified manner, making these securities riskier than conventional bonds and similar to or resembling the effect of leverage.

16.   Revise the fee table consistent with the following:

- the annual fund fees segment of the table applicable to each Fund should be revised so as to conform to the format requirements of Item 3, Instruction 3(f) of Form N-1A,
- delete the indicated clause from the following line item: "Total annual fund ~~and Underlying Fund~~ operating expenses,"
- explain, at an appropriate location, why Class C would be an appropriate investment for an investor retiring near the end of the target dates offered, particularly in light of the Rule 12b-1 fees,
- in addition, disclose whether Class C converts to Class A after a period of time,
- in light of the disclosure in the asterisks footnote regarding waivers and reimbursements, confirm that the table and example reflect gross fees and expenses, confirm the agreement may not be terminated through the end of the disclosed period, confirm that the adviser or an affiliate may not recapture any waived amounts, and file the agreement as an exhibit to the registration statement,
- if any waived amounts may be recaptured, the term waiver should be changed to a term that more appropriately describes the arrangement, and
- add a footnote to the Annual Fund Operating Expenses segment which indicates that, to the extent that a Fund's assets decrease over time, that Fund's expense ratio would increase.

17.   Disclosure under the caption "Investment Objectives" states that: "Each Fund's investment objective may be changed by its Board of Trustees without shareholder approval. . ." Add similar disclosure to the investment objective section of the summary.

18.   The discussion captioned "Principal Investment Strategies and Risks" should be revised to disclose, preferably in chart format, the amount or percentage of each Fund's assets to be invested in each underlying fund.

19.   Disclosure under this caption summaries the type of investments to be made by underlying funds. Revise the Item 2 summary to provide a summary of the types of investments to be made by underlying equity, fixed income and alternative investment funds.

20.   The third paragraph of the discussion sub-captioned "Convertible Securities" relates to rights and warrants. Clarify whether the paragraph reflects the view that such securities are convertible securities or that the underlying funds may create synthetic convertible securities based on these securities.

21.   Revise the disclosure captioned "Other Investments By the Underlying Funds – Investment Companies" by adding the substance of the discussion on this topic appearing in the first and third paragraphs of the discussion captioned "Investment Objectives, Investment Strategies and Risks - Investment Company Securities" in the Statement of Additional Information ("SAI").

22.   The fifth paragraph under disclosure sub-captioned "Use of Derivatives" indicates that underlying funds may invest in structured notes and similar investments. In discussing such instruments the prospectus states that: "Changes in interest rates and movement of the factor may cause significant price fluctuations and changes in the reference factor may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference factor may then reduce the principal amount payable on maturity." If the movement of factors may have a magnified effect, making these securities riskier than conventional bonds, similar to or resembling the effect of leverage, add appropriate risk disclosure.

23.   Revise the discussion captioned "Other Investments and Risk Factors" by adding disclosure which characterizes repurchase agreement as loans.

24.   Disclosure captioned "Investment Subadviser" indicates that the subadviser's principal address is in London. Confirm that the subadviser is registered under the Investment Advisers Act of 1940. Disclose the fee paid to the subadviser.

25.   This disclosure does not list a portfolio manager associated with the advisor. All listed portfolio managers are associated with the subadviser. Explain to the staff the manner by which the advisor provides the services referred to in this disclosure.

26.   Delete the indicated clause from the following sentence: "The composition of the team may change without notice from time to time."

27.   Disclosure captioned: "General" states that: "No offer is made in this Prospectus of shares of any of the Underlying Funds." Disclose whether shares of these funds may nevertheless be acquired in the market place, subject to any applicable eligibility requirements of those funds. Disclose the class of shares the Funds will purchase.

28.   Combine the discussions captioned "Distribution Plan and Service Plan" and the sales charge disclosure beginning on page 31. *See* Form N-1A, General Instructions C.3.(a).

29.   The third paragraph of the disclosure captioned "How to Buy Shares" states that: "As described in the "Risk/Return Summary" and "Investment Advisory Services", each of the Funds currently expects to invest primarily in Affiliated Underlying Funds and in certain Russell Underlying Funds." The referenced discussions should be revised to expressly refer to the Russell Underlying Funds. Disclosure in this paragraph also indicates that Russell Investment Management Company ("RIMC") pays an amount equal to 0.25% of the average daily net assets of that portion of the Funds' assets invested in Russell Underlying Funds for certain distribution and marketing related services. The latter disclosure appears to reveal a conflict involving RIMC as subadviser to the Funds to the extent it controls the level of advisory fees or subadvisory fees it receives depending upon its determination to recommend that Fund assets be invested in underlying Van Kampen or Russell funds. Disclose this conflict and how the Board will monitor it. In this connection, advise the staff whether there will be any overlap of

officers and trustees serving as such for both the Funds and the underlying funds. In addition, please explain to the staff the basis upon which the payment of the 0.25% fee is consistent with the requirements of §17(e) of the 1940 Act.

30.   Later disclosure states the following: "The Funds and the Distributor reserve the right to reject or limit any order to purchase any Fund shares through exchange or otherwise <u>and to close any shareholder account</u>." Explain the meaning of the underlined disclosure. If, as suggested, any account may be closed for any reason, or for no reason, disclose that fact. Explain to the staff the legal basis for this view.

31.   The reinstatement privilege is discussed under the caption "Other Purchase Programs – Reinstatement Privilege." The privilege is limited to participating funds. Revise the disclosure to indicate how an investor obtains information as to the funds in the complex that participate.

Statement of Additional Information

32.   Disclosure sub-captioned "INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND RISKS - Non-Diversification" states: "The Funds and <u>certain</u> of the Underlying Funds are "non-diversified" investment companies . . ." Change the underlined term to "most" to conform this discussion to prospectus disclosure on this topic.

33.   Revise the discussion captioned "Illiquid Securities" so as to indicate any applicable percentage limited regarding these investments.

34.   Revise the discussion sub-captioned "Futures Contracts – Currency Forward Contracts and Currency Futures" to indicate that underlying funds may be required to maintain segregated liquid assets in connection with these transactions.

35.   Add the substance of the disclosure under the caption "Combined Transactions" to the prospectus.

36.   Restrictions 1 and 3 contain catch-all provisions permitting the Fund to engage in the indicated activity to the extent permitted by the statute, rules, exemptions, etcetera. At an appropriate location add disclosure indicating what is currently permitted.

37.   Revise Investment Restriction 3 by deleting clause (b).

Part C – Signature Page

38.   The signature page is not correct and must be revised. Confirm that the board resolution supporting the signature of Mr. Ronald Robison on behalf of the Trust will be included as an exhibit as required by Rule 483(b) under the Securities Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Tuesday, April 08, 2008